May 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, DC 20549
         Attn: Mr. John A. Spitz, Senior Staff Accountant

Re:   First Federal Bankshares, Inc.
      Item 4.02 Form 8-K
      Filed February 25, 2008
      File Number: 000-25509

Dear Mr. Spitz:

We are writing to follow-up our letter dated May 5, 2008, as well as our telephone conversations with the staff on May 9 and 13, 2008, related to the Form 8-K filed by First Federal Bankshares, Inc. (the "Company") on February 25, 2008 and, more specifically, the impairment to the fair value of Trapeza 2006-10 D2, one of the Company's investment securities.

With respect to the impairment of Trapeza 2006-10 D, management of the Company has considered the views of the staff as expressed in our phone conversations, as well as the applicable accounting pronouncements, and has concluded that the impairment of Trapeza 2006-10 D2 is "other than temporary." The Company intends to reflect this conclusion in its restated financial statements contained in the Form 10-Q/A for the period ended December 31, 2007, and in the financial statements in the Form 10-Q for the period ended March 31, 2008. The Company intends to make these filings immediately upon the staff's confirmation that it has no further comments with respect to these matters.

We thank you for you attention to the above. Please do not hesitate to contact me at 712-277-0222 or mdosland@vantusbank.com if there are any questions.

Sincerely,


/s/ Michael W. Dosland

Michael W. Dosland
President and Chief Executive Officer

cc:   Registrant Legal Counsel
      Registrant Independent Auditors
      Registrant Board of Directors

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